EXHIBIT 99.1

Dairy MAX Renews Sponsorship with Complexity Gaming and Selects Gamesquare Esports as its Creative Agency for Gaming

May 19, 2022, Toronto, Ontario - Gamesquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“Gamesquare”, or the “Company”), is pleased to announce that Dairy MAX has renewed its sponsorship agreement as the Official Nutrition Partner of Complexity Gaming (“Complexity”) and has selected Cut+Sew, a Gamesquare company, as its Creative Agency for gaming and esports. Complexity and Cut+Sew will collaborate to identify and execute innovative and creative activations and go-to-market strategies that help Dairy MAX to achieve their mission of working for dairy farmers to build understanding around dairy as a healthy, beneficial, everyday food choice; connecting the role of the dairy farmer to American tables; and driving an increase in dairy consumption. Gamesquare has grown its audience to more than 220 million users across its aggregate social following and media network across Complexity, Cut+Sew, GCN, and Code Red. As highlighted in our recently published Letter to Shareholders, management intends to offer customers more choice and to add sponsors and brands across our group of businesses throughout 2022.

“Dairy MAX has been a great partner in the past years and their renewal speaks to the entrenched popularity of gaming,” said Justin Kenna, CEO of Gamesquare. “GameSquare companies have more than 105 million aggregate social followers across Complexity, Complexity Stars, and Code Red’s influencer network, and a reach of more than 115 million across its media platform. Cut+Sew as the creative agency for esports is an exciting expansion of the relationship with Dairy MAX and we look forward to sharing innovative activations, events, and market strategies throughout the next year.”

“Dairy plays a pivotal role in nutrition and athletic performance - and that’s a key message we’re committed to sharing with the athletes, fans, and the entire esports industry,” said Mike Konkle, CEO of Dairy MAX. “Esports are inclusive and engage students who might not otherwise participate in school athletics or activities. This partnership allows the dairy farmers we represent to reach kids based on their interests and work with younger generations to learn about the benefits of dairy for mind and body performance.”

This multifaceted partnership, which extends Dairy MAX as the Official Nutrition Partner of Complexity, aims to optimize esports player performance and extend career longevity. Together, the organizations will educate the emerging esports community on the importance of proper nutrition inclusive of dairy, building healthy habits, and promoting overall well-being while also exploring the impact of dairy on cognitive and physical performance. To support these efforts, Dairy MAX and Complexity are currently working with ION Sports Lab at Texas A&M University to conduct a cognitive research study to investigate the role of nutrition in top performing gamers. The findings will be released later this year.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA.

About Dairy MAX.

Founded more than 40 years ago, Dairy MAX is one of the leading regional dairy councils in America – representing more than 900 dairy farmers and serving communities in eight states: Colorado, southwest Kansas, Louisiana, Montana, New Mexico, western Oklahoma, Texas and Wyoming. A nonprofit organization, Dairy MAX is part of a nationwide effort to support dairy farming and drive impact for every dairy farmer, while promoting American agriculture. The organization operates five audience outreach programs: business development, consumer marketing, health and wellness, industry image and relations and school marketing. For more information about Dairy MAX and its team of experts, visit DairyMAX.org. Dairy resources and delicious recipes are available at DairyDiscoveryZone.com.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 459-0423

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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